Filed by CPI International, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: CPI International, Inc.
Exchange Act File No.: 000-51928
[The following is a transcript of a webcast by Comtech Telecommunications Corp. on May 10, 2010. CPI International Inc. has has established a link to the recording of the webcast on its website.]

Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

MANAGEMENT DISCUSSION SECTION
Operator: Ladies and gentlemen, thank you for standing by. Welcome to the Comtech Telecommunication Corp’s Special Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session. [Operator Instructions] As a reminder, this conference is being recorded, Monday, May 10, 2010.
I would now like to turn the conference over to Ms. Maria Salerno of Comtech Telecommunications. Please go ahead ma’am.
Company Representative

Thank you and good morning. Welcome to Comtech Telecommunications Corp.’s special conference call relating to our announcement earlier this morning of our definitive merger agreement to acquire CPI International Inc.
A news release and related investor presentation relating to this announcement has been posted on our website at www.comtechtel.com. In addition, the company has posted question-and-answer documents on its website and will file these documents with the SEC later today. Before we proceed, I need to remind you of the company’s Safe Harbor language.
The discussions during this conference call will include certain financial measures that were not prepare in accordance in with U.S. Generally Accepted Accounting Principles. Reconciliation of those non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures can be found in Comtech’s current report on Form 8-K dated May 10, 2010.
Discussions during the conference call will also include forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. These factors include the risk that conditions to completion of the merger will not be satisfied, risks associated with the integration of CPI with Comtech, and other factors that could cause actual results to differ. For more information about these and other factors, we refer you to each company’s report to the SEC on Form 10-K, 10-Q and 8-K, which are available on our respective corporate websites.
With that, I am please to introduce Fred Kornberg, President and Chief Executive Officer of Comtech. Fred?
Fred Kornberg, President and Chief Executive Officer

Thanks, Maria. And good morning everyone and thank you for joining us this morning for this exciting call to discuss Comtech’s definitive merger to acquire CPI International, Inc. With me here this morning are Mark — Michael Porcelain, our Senior Vice President and Chief Financial Officer and Jerome Kapelus, our Senior Vice President of Strategy and Business Development.
During this call, we will discuss our definitive merger agreement with CPI and we will provide you with some commentary relating to our financial performance for the 3 months ended April 30, 2010. We will also briefly discuss updated 2010 guidance and talk about what this all means for Comtech’s future.

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

To begin, I want to express my sincerest thanks to the many Comtech and CPI employees who made this announcement possible. On the CPI side, among others, a special thanks to, Joe Caldarelli, Bob Fickett, Joel Littman, Andy Tafler, Don Coleman, Mike Boyle and Tony Russell.
On the Comtech side, I want to thank my colleagues on this call, both Mike and Jerome who led the Comtech acquisition team. I must also thank Bob McCollum, Larry Konopelko, Dan Wood and John Branscum and many, many others at Comtech who I won’t name today. Finally, I want to thank our corporate accounting and finance staff, our financial, legal, and tax advisors, and our Board of Directors. We are very excited about the future prospects of the combined company and we look forward to welcoming CPI’s talented and dedicated employees to the Comtech team.
As you know, for the past decade Comtech has enjoyed a very strong top and bottom-line growth by adopting a strategy of focusing on market leadership. Along with our strong core growth, we have also been highly committed to strategic acquisitions to expand our leadership positions as well as diversifying our global customer base and product portfolios.
As everyone knows, our Radyne acquisition in August 2008 was extremely successful and solidified, not only our market leadership position in our telecommunications transmission segment, but it more than doubled the size of our RF microwave amplifier segment.
Comtech has viewed CPI as an attractive acquisition candidate for many, many years. This is a business that we are very comfortable with and understand well. And during the past few months, we’ve gotten to know more about not only the company but also its management and employees, and we are highly confident that CPI is an excellent long-term strategic fit with Comtech.
At its core, CPI is a global supplier of vacuum electron devices and microwave amplifiers.
CPI’s vacuum electron devices are critical elements in providing high-power amplification, typically at levels that are difficult to achieve with existing solid-state transistor-based technology.
Going forward, as power levels increase and as microwave frequencies increase, CPI’s vacuum electron devices will be able to continue to address new customer requirements in applications such as electronic warfare, radar, medical, and satellite communications.
Before turning it over to Mike Porcelain, our CFO, let me provide a few brief points on why we believe this acquisition is beneficial to Comtech. First, the acquisition of CPI immediately expands our RF microwave product portfolio and builds upon our strategy of developing a one-stop shop approach for our RF microwave amplifier segment.
Secondly, CPI has a relatively stable revenue base, generates significant cash, and is expected to contribute over $50 million in annual EBITDA once the acquisition closes.
Thirdly, the acquisition provides immediate customer and product diversification that we expect will smooth out and somewhat insulate us from the lumpiness of some of our large contract business.
And finally, this acquisition is a strategic and effective deployment of a significant portion of our existing cash. Excluding the impact of one-time merger and integration charges and purchase accounting amortization, the acquisition is expected to be accretive to non-GAAP EPS in year 1 and significantly accretive in year 2 and beyond. We firmly believe that this acquisition will also drive long-term sustainable shareholder value.

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

Now, let me turn the call over first to Michael Porcelain, our Chief Financial Officer, who will provide a brief summary of the transaction, our view of CPI’s financial performance and our expectations of synergies. After that Jerome Kapelus, our Senior Vice President of Strategy and Business Development will provide additional insight into CPI’s businesses and further discuss the strategic merits of the transaction. Mike?
Michael Porcelain, Senior Vice President and Chief Financial Officer

Thanks, Fred. Good morning, everyone. I too must start by also saying thanks to the many folks within Comtech and CPI that assisted us with this transaction. I am not going to repeat all of the names of those who were involved, but I would be remiss not to say a special thanks to the corporate finance and accounting staff who worked tirelessly and were critical to us being able to announce the CPI acquisition today.
No doubt, I am excited about the transaction. The financials and strategic aspects of the transaction are strong and we look forward to working together with our colleagues at CPI to build and grow the combined company.
First, let me speak very briefly about the CPI acquisition terms and structure. Comtech will purchase CPI in a combined cash and stock transaction with an enterprise value of approximately 472.3 million.
The transaction was approved unanimously by the boards of both companies. Comtech will fund the acquisition by redeploying approximately 372 million of its existing cash and the issuance of approximately 4.4 million shares of Comtech stock.
Based on the May 7, 2010 closing price of our stock, the value of the transaction is equal to $16.40 per outstanding CPI common share. This value represents a combination of a fixed amount of $9 in cash and currently $7.40 in Comtech common stock that is based on the current exchange ratio of 0.2382.
Comtech and CPI have agreed to a Collar structure such that the total consideration ultimately to be received by CPI shareholders at closing will be determined by the price of Comtech common stock at around that time. For full details on the Collar mechanism, please refer to our investor presentation on our website and the various documents that will be filed with the SEC later today.
The enterprise price value of 472.3 million includes all of CPI’s debt, which we expect to be repaid upon the closing of the transaction. Once the acquisition closes, Comtech on a pro-forma basis and excluding the impact of any additional acquisitions that we may make, is anticipated to have between 150 and 200 million of deployable cash, plus, we also anticipate having continued access to our existing $100 million unsecured revolving credit facility.
I also want to point out that given our strong financial condition there is no financing condition to the deal. The transaction is subject to a number of customary, regulatory and other closing conditions, including a CPI shareholder vote.
The Cypress Group and related entities, which currently own approximately 53% of the outstanding common stock of CPI, have entered into a voting agreement subject to its terms and conditions to demonstrate their strong support for the proposed transactions.

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

Now on to CPI’s recent financial performance, and our expectations for CPI’s business outlook. First, I’d encourage you to read CPI’s recent SEC filings, which I believe provide a good description of their results and an excellent basis for understanding their business. Obviously, CPI’s SEC filings are written from their perspective based on standalone independent basis. That said, today I’m going to discuss with you their business from our perspective.
In February 2010, the management of CPI provided public guidance that anticipated that CPI would achieve revenue in fiscal 2010 of between 360 and 370 million and EBITDA of between 59.5 million and 63 million. From our perspective that guidance reflects CPI in a standalone basis and reflects optimism about their end markets and their assumption at the commercial — in their commercial markets will significantly improve.
CPI’s guidance at that time did not of course contemplate subsequent events in the world markets, such as the recent instability in the Eurozone and elsewhere arising from the recent financial turmoil in Greece and Portugal. Those numbers also don’t include the distractions that normally come with an acquisition process. Accordingly, given our overall assessment of current conditions and our deep understanding of CPI’s business, we believe it will be difficult for CPI to achieve their low end of their guidance.
Once CPI is combined with Comtech, we believe that it is more likely and realistic that CPI’s annual revenue run rate will approximate 350 million and EBITDA will be somewhere near — over 50 million. Assuming no large revenue breakthroughs from certain of CPI’s new technology initiatives, one of which Jerome will discuss shortly, we believe that CPI’s revenue base can grow at approximately 3% per year.
We do not acquire CPI with the expectation that its growth characteristics will magically change. From a financial modeling perspective going forward, it is important to note that many of CPI’s products are used in large complicated systems, such as radar systems, which generally have long product life cycles and often remain active — remain on active platforms for literally decades.
CPI is an incumbent on many of these programs and although these programs don’t generate revenue growth, we do believe that approximately 40% of CPI’s annual sales are derived from annuity-like sales for replacement spares and repairs, including upgraded replacements for existing sole-sourced products. These recurring sales will help Comtech to become a more stable predictable business and that these sales will generate free cash flows for many years in the future.
On the bottom line, we believe that EBITDA is actually a good metric to appreciate the strong cash flow characteristics of CPI. Our definition of EBITDA excludes the amortization of stock-based compensation. CPI’s EBITDA using our definition was 56.4 million for the 12 months ended January 1, 2010. It is important to note that this amount reflects benefits from various one-time and temporary measures implemented by CPI related to non-sustainable cost reduction efforts, including temporary salary and retirement plan contribution reductions.
Going forward, CPI’s EBITDA under Comtech will reflect a fully loaded expense base. When we consider all of the above factors, once we acquire CPI, we believe it is more appropriate and more realistic to assume that the annual revenue run rate of CPI for the first 12 months under Comtech ownership will approximate 350 million per year, with EBITDA over 50 million.
Using the $50 million mark as the low end, this equates to an EBITDA margin of approximately 14.3% as compared to Comtech’s EBITDA margins, which were 18.1% for the first 6 months of fiscal 2010. When you add the expected synergies in year 2 and beyond, we believe, over time CPI’s EBITDA margins will ultimately approximate what Comtech is currently generating.

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

We also believe that CPI is a consistent and predictable cash generator. However, under its current capital structure, CPI management was understandably forced to re-deploy a large portion of its free cash flow to reduce its very large debt load. Once the acquisition is closed and CPI’s debt is repaid, we would be able to redeploy a portion of CPI’s free cash flow to invest in new product development and grow the combined business of both CPI and Comtech.
On the synergy front, we are taking what we believe to be a conservative but realistic view of the net synergies that we believe we can achieve. CPI is the largest acquisition in Comtech’s history and we obviously want to do it right.
In addition to the significant increase in revenue and EBITDA, the acquisition doubles our employee base. In fact the combined company will now have over 3,000 employees. CPI also has a far greater physical presence internationally than Comtech with sales offices and service centers in multiple locations around the world.
As we integrate CPI with Comtech’s operations, we intend to work directly with CPI’s senior management and their talented employee base to create operating efficiencies that we hope will unlock future value. Although, it will take some time, we believe that our synergy goals are realistic and achievable.
Our goals in year 1 are to achieve the reduction of duplicative public company cost and begin implementing our integration plan, which primarily relates to the consolidation of facilities and elimination of duplicative functions which we expect to unlock significant value beginning in year 2.
Let me elaborate on our plans. First, we expect to combine our Comtech Xicom branded traveling wave tube amplifier product line’s engineering and marketing functions with CPI’s Satcom operations, which are located just 14 miles away from each other. CPI has a long-term lease on their Palo Alto property and is expected to easily absorb Comtech Santa Clara’s employees.
Secondly, we intend to consolidate both companies’ satellite amplifier manufacturing into 1 facility to drive lower operating cost. Finally, we intend to integrate Comtech’s small, but important high-power switch manufacturing and engineering facility located in Massachusetts with CPI’s much larger existing Massachusetts-based manufacturing and engineering facility. When you add it up, we anticipate that we will be able to achieve net synergies of 1 to 2 million in the first 12 months after the acquisition closes.
In year 2, we expect to see the rewards of our efforts begin to pay off and preliminarily estimate that we will be able to achieve a range from 5 to 7 million of annual recurring net synergies. These savings are expected to grow in year 3, as we benefit from the overall business integration and operational efficiencies obtained.
We don’t underestimate the challenges that come with an integration of this type, however, as proven with the Radyne acquisition, we have a senior, senior management team with the experience and know-how to complete the integration plan effectively.
As typical of a transaction of this type, we will incur substantial merger and integration-related expenses that pursue into newly adopted purchase accounting rules may no longer be capitalized as part of the cost of the acquisition.
As such, any merger and integration-related expenses will be dilutive to our GAAP EPS estimates. We preliminarily estimate that these expenses will range from 18 to 22 million. The majority of

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

which are expected to be immediately expensed in Comtech’s P&L on the day the acquisition closes with the remainder expensed during the first year of the acquisition.
Because some of these charges are based on the value of Comtech’s stock near the closing date and we will also spend additional time finalizing our merger and integration plans it is likely that these numbers will ultimately change.
We also expect that once the transaction closes, our GAAP EPS will reflect substantial recurring non-cash charges related to the amortization of CPI’s intangibles purchased as part of the transaction. Because it is difficult to predict the timing of the closing and we’ve not yet completed an analysis of the purchase accounting requirements associated with CPI’s intangible assets, we are not providing the EPS impact that CPI wrote into our GAAP EPS estimates at this time.
However, as Fred mentioned, on a non-GAAP EPS basis, which excludes the impact of purchase accounting amortization and merger and integration related charges, we believe the transaction will be accretive in the first 12 months after close and significantly accretive in year 2.
As we think about our forward-looking P&L for the next year or so, we expect that EBITDA will become a key metric for investors to better appreciate the earnings power that this acquisition is anticipated to bring to Comtech.
In summary, we believe the financial aspects of this deal are compelling and we are confident that we will be able to grow the combined business and achieve our expected operating synergies.
Now, let me turn it over to Jerome, who will provide a more detailed overview of the CPI business and share some additional thoughts on the strategic merits of the combination. Jerome?
Jerome Kapelus, Senior Vice President, Strategy and Business Development

Thanks, Mike. As most of you know, CPI designs and manufactures vacuum and power grid devices, amplifiers, antennas and other products that are sold into critical defense, communications, medical, scientific and industrial applications.
CPI has approximately 1,500 employees with primary locations in the United States and Canada, as well as a strong international presence. In fact, CPI has 17 leased or outsourced sales or service centers located across the world in order to serve its international customers.
Revenues are split approximately 60 to 65% in the United States, 20% Europe, 15% Asia, with more than half of these revenues being sole-sourced.
The strategic rationale for acquiring CPI is simple but powerful. First, as Fred mentioned, CPI further solidifies our one-stop shop business strategy in our RF Microwave Amplifier segment. We have already seen and benefited from this strategy in our satellite earth station product line, in our telecommunications transmission segment and can confirm, based on our first-hand experience that size, scale and technology innovation combined extremely well to drive value for our customers and our investors.
The combination of Comtech’s XICOM branded traveling wave tube product with CPI’s Satcom division product, exemplifies our commitment to positioning ourselves as a key strategic vendor to commercial and military customers. The greater combined resources will enable us to direct

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

incremental investment dollars into research and development in order to invest in new designs that improve the quality and efficiency of both CPI and Comtech products.
The acquisition of CPI almost tripled our RF microwave amplifier segment. Like our telecommunications transmission segment, our RF microwave amplifier segment will have a more physical global presence and more powerful brand identity to drive further expansion.
Additionally, we will immediately become a global leader in the supply of vacuum electron devices that are critical to providing high powered sources for broad range of commercial and military applications that either CPI or Comtech sell today.
As Mike mentioned, we do intend to use some of the cash that CPI was spending on interest servicing its debt to invest in research and development. One of our goals will be for resources towards enhancing the design of CPI’s vacuum tube devices, designing innovative new traveling wave tube amplifier designs, and offering a broader range of product, technology and capability to our customers.
We also believe that our Comtech PST branded solid-state product line, which primarily addresses our Radar, Electronic Warfare and jamming customers who benefit from CPI’s high power amplifying engineering experience and capabilities.
Furthermore, as a result of the immediate customer and revenue diversification that will result after closing, CPI will bring balance to Comtech’s naturally lumpy government and large contract business with its relatively stable revenue base and strong cash generating characteristics.
As indicated in our acquisition presentation, which is posted on our website, after the acquisition closes, Comtech’s standalone revenue profile will shift from its current split of 65% defense and 35% commercial to an estimated 56% defense and 44% commercial. Our mobile data communication segment, which currently represents more than 45% of our total sales is anticipated to approximate 30% of sales when the acquisition closes.
In addition to customer diversification, we also believe this transaction will enhance Comtech’s prominence as a vital and strategic vendor to the U.S. government and to top tier U.S. and international defense primes, such as General Dynamics, L-3 Communications, Harris, BAE Systems and Raytheon.
Looking to new areas of growth, CPI’s advanced antenna systems products are a perfect example of technology that we believe addresses emerging and growing critical DoD and commercial customer needs. CPI acquired this antenna capability in 2007 and it acquired Malibu Associates. Malibu was a small but innovative company in advanced antenna systems for unmanned aerial vehicle with UAV high data transmission, as well as radar and telemetry ground and airborne applications.
We believe that DoD has a great need for this technology, for the UAV program. CPI’s antennas are incorporated into airborne and ground-based systems to enable data links between the in-flight UAVs and either a vehicle system or a man-portable ground system. CPI’s antennas are beginning to be tested and incorporated into data links systems addressing UAV programs, including the likes for Apache, Shadow, Sky Warrior, Hunter, Fire Scout and Watchkeeper. CPI’s breakthrough technology, the trademarked Flat Parabolic Surface or FLAPS-based antenna technology is at an early stage of development but it’s viewed as a game changer due to its small size, reliability, light weight and the ability to fit it into a small space, while still enabling a robust communications link between satellite, UAVs and other airborne vehicles on the ground.

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

As Mike mentioned, the acquisition of CPI enables us to redeploy over 370 million of existing cash invested in a business that we know extremely well. However, we anticipate that we will still have 150 million to $200 million in deployable cash post-closing, as well as the access to a $100 million credit facility.
There continues to be a number of compelling strategic acquisition targets that we believe match our acquisition criteria and like the CPI transaction would enable us to redeploy our cash effectively to grow our business and enhance shareholder value. We remain committed to our acquisition strategy.
Finally, I can say that there was no question that we’ve had numerous opportunities to push forward an acquisition outside of our core businesses, but we felt strongly that staying close to home at this time point in time was the right decision. CPI embodies this decision.
With that, I’ll hand it back to Fred for final comments and an update on our 2010 guidance. Fred?
Fred Kornberg, President and Chief Executive Officer

Thanks, Jerome and thanks, Mike. At this point, I would like to provide you with an update on business performance in our third quarter and some color guidance for fiscal 2010.
Although business conditions remain challenging, I am pleased to report that our core business momentum picked up significantly in our third quarter with a number of large orders announced in the past few months. Specifically, our satellite earth station bookings was the strongest it was all year and we hope that despite the market turmoil that occurred last week this trend will continue.
A quick mobile data comm segment update. Last week we announced an increase to our MTS contract ceiling and expect that order flow will come shortly. In addition, I expect that we will be in a position shortly to announce a substantial BFT contract ceiling increase very soon. We believe our MTS and BFT products continue to be critical to the success of the US DoD and believe that we will continue to generate revenue from these programs for many years.
Last week, we also announced that our third-party MTS ruggedized computer supplier met our delivery schedule during the third quarter and we anticipate deliveries to remain on track for the rest of the year.
In pursuing the CPI acquisition, we incurred more than $1.5 million in deal cost during the third quarter. That said, because we were able to continue to achieve operational efficiencies and some cost reductions, we were able to absorb these costs and therefore we are maintaining our prior fiscal year 2010 GAAP EPS guidance of $1.85 to $1.95.
In addition, we are also maintaining our revenue guidance of 740 to 760 million. Our GAAP EPS guidance equates approximately to 125 million to 131 million of EBITDA in fiscal 2010. Both our GAAP EPS and EBITDA guidance assumes no further material changes to our estimates of additional merger expenses in fiscal 2010. And obviously, this guidance update assumes that the CPI acquisition will not close in fiscal 2010.
At our regular upcoming conference call in June we will provide further update to our EPS revenue and EBITDA guidance for 2010. I will conclude by restating my strong belief that this is a

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

cornerstone transaction that positions Comtech as a solid leader in the advanced communications and power amplifier markets.
Now, we will be happy to answer your questions relating to this acquisition. Operator?

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

QUESTION AND ANSWER SECTION
Operator: [Operator Instructions] We’ll take our first question from Rich Valera with Needham & Company. Please go ahead.
<Q — Rich Valera>: Thank you. Good morning, gentlemen and congratulations on the transaction. First, just a quick question with respect to your guidance update. What can you say is baked into your reaffirmed guidance with respect to maintaining the strength of the satellite earth station bookings, which have been quite volatile over the last several quarters?
<A — Michael Porcelain>: Rich, yeah, it’s a very good point. Right now we were sitting here speaking as of today it’s in the early part of Q4. We’re being, yeah, I would say, conservative in our view of what we expect to happen given the recent turmoil of the last few weeks, but we haven’t seen any weakness since our Q3 and we hope that trend will continue, but I’d say it’s the same kind of overall level of bookings we had on our last conference call and if the strength continues in Q4, there could be some upside.
<Q — Rich Valera>: Okay. That’s helpful. And then with respect to the potential accretion from the CPI transaction, can you give us any sort of qualitative color on what you — how you define accretive versus significantly accretive?
<A — Michael Porcelain>: Sure. Clearly, on a non-GAAP basis and on an EBITDA basis, it’s very, very accretive, when you remove any impact of amortization. We’ve done some stress testing, if you will, of the amortization that could happen. Without giving out some numbers, I think we could even make the slight case that it’s accretive on a GAAP basis. But at this point, depending on what the final analysis, it could be dilutive on a GAAP accretion basis. So, our view is it really doesn’t matter because they’re non-cash charges at this point. And we would tell you that we think that the right way to look at the earnings power of the combined operation is based on the EBITDA.
<Q — Rich Valera>: Okay. So is it fair to say that even in the first year, if you were to exclude acquisition-related intangible amortization you would see it as being very accretive?
<A — Michael Porcelain>: In the second year of the transaction, well we haven’t given out any 2011 guidance at this point, so we’re not comfortable giving you guidance in that regard.
<Q — Rich Valera>: Understanding, but in terms of whatever base line we had would you — it seems that just taking that business without any cuts, any synergies, and attaching it to your business relative to the returns you are getting on your cash, I think most people would probably define that as very accretive excluding acquisition-related intangibles?
<A — Michael Porcelain>: I think we’d absolutely agree.
<Q — Rich Valera>: Okay. Just wanted to get that clear. Okay. And then can you say what you’re assuming in terms of cash generation between year-end close to end up at that 150 to $200 million cash balance upon closing?
<A — Michael Porcelain>: Well we have a wide range in the press release now. We haven’t kind of really finalized our books and our forecast for the rest of the year. There’s a number of different events and depending how we finalize certain agreements that we hope to finalize shortly, the cash associated with some of these restructuring charges could swing by 20 to $30 million. So I think I would just kind of point to you as a global number, CPI has about $35 million worth of cash that we

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

anticipate getting upon closing. Assuming that number stays constant that’s in our 150 to $200 million range.
<Q — Rich Valera>: Okay, that’s helpful. And just one final one from me. Can you say, depend — I don’t know exactly how you define the market that your RF amplifier business and CPI participate in, can you say though what you see as your share of the market on a combined basis? And do you foresee any anti-trust issues because of that?
<A — Fred Kornberg>: I guess, Rich, we would say that the 2 product lines between the 2 companies are really complementary rather than competitive. So, given that, we don’t see much in terms of Hart-Scott-Rodino problems.
<Q — Rich Valera>: Okay. Thank you.
Operator: Thank you. We’ll take our next question from Tim Quillin with Stephens Incorporated. Please go ahead.
<Q — Tim Quillin>: Good morning. Congratulations. What can you tell us about the timing of this deal? Why now? Why are you making this acquisition of CPI now, a company that you know relatively well?
<A — Jerome Kapelus>: Sure, Tim. This is Jerome. As you know and I think as the audience base knows, we’ve obviously had an acquisition strategy that’s been very committed over a period of time, and I think the reality is that you can’t always acquire companies at the time you want to acquire them, and as a result we’ve been looking at a number of companies that are within the markets and the businesses that we are in today, and the timing was right with respect to CPI and its ownership and Comtech and that — it was really timing, but CPI has been an important company on our — of interest to us for many years.
<Q — Tim Quillin>: And is this the case of just having ongoing conversations and then just becoming more willing to talk seriously?
<A — Michael Porcelain>: Tim, I’d say this to you, there will be obviously a lot of explanation of the process of the transaction in the SEC filings in the future, and at this point I’d suggest we just refer to that where you can get a lot more detail.
<Q — Tim Quillin>: Okay, fair. Why not all cash for the transaction, why the stock element?
<A — Michael Porcelain>: Well we think that — as Jerome kind of said that the overall transaction is subject to negotiations with CPI and the structure combination seemed to work for both parties. An important thing from our perspective is that as Jerome stated that there are a number of acquisition targets that we continue to look at. As we stated earlier in the year, we’re looking at different targets and we’ll see what happens. But we feel ultimately it was a good transaction structure for both parties and that’s kind of where we wound up with.
<Q — Tim Quillin>: Okay. And in terms of your revenue and EBITDA outlook for CPI, and in this, I don’t follow the company well enough to have an opinion myself, but would you consider that a somewhat depressed level, because the economy or how much economic sensitivity do you factor into that outlook?
<A — Michael Porcelain>: Well, we believe when the transaction closes in a reasonable timeframe consistent with transactions of this size, the revenue is going to be around 350 million, and we are

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

saying over $50 million worth of EBITDA. The last quarter that CPI reported, if you annualized their quarterly numbers, it was 328 million of revenue, and so given the strength in the economy and if you kind of just model out what we expect we’re saying that it’s going to go from 328 on an annualized basis to really 350.
On the EBITDA side, we see 2 things. We see incremental revenue from the $328 million number offset by some of the unwinding of these temporary cost reductions that CPI implemented. So, when we look at it — I would summarize that 350 million of revenue and over $50 million of EBITDA as reasonably achievable and realistic.
<Q — Tim Quillin>: Okay. And how about the — I mean, so your EBITDA guidance is lower than CPI’s EBITDA guidance. In a stronger economy, would you expect to be able to meet or beat that type of EBITDA level — their guidance?
<A — Michael Porcelain>: Well, again, their revenue guidance was issued back in February and there were a number of things that occurred since then, both the economy as well as what I call distractions from the acquisition process. But that being said, if you look at — if you go back to CPI’s historical financial resources, just a few years ago they were 370 million of revenue. So we think over time, as the economy returns and things start to pick up and it’s sustainable, then yeah, I think at some point we’ll hit that number. But in the first year of the acquisition we think 350 is probably the right way to look at it right now.
<Q — Tim Quillin>: Okay. And then in terms of the intangibles amortization, I know that’s always tricky, but is — would you expect it to be ballpark similar to Radyne in terms of percentage of purchase price and in the timeframe that you would recognize the intangibles amortization?
<A — Michael Porcelain>: I wish there was a rule of thumb, unfortunately there is not. At this point I think what — obviously, everyone could do the math. There’s a large amount of intangibles that will be created and unfortunately at this point we can’t tell you what’s going to go in the intangible bucket or what’s going to go in goodwill. So, I don’t think I would use Radyne as a proxy. I would just tell people to be patient and wait and we’ll provide you the numbers when we calculate them.
<Q — Tim Quillin>: Okay. And then just a couple of quick questions on your updated guidance. I guess 1 is, does it assume any change in the timing of MTS computer shipments? In other words, do you expect to ship more now in your fiscal ‘10? And then second question is why a BFT ceiling increase given the theoretically imminent timing of a BFT-2 award? Thank you.
<A — Fred Kornberg>: Well, to your first question, Tim, I think in my portion of the presentation, I think I mentioned that the third quarter schedule was met by our computers manufacturer and we expect that to continue through the fourth quarter. So we don’t anticipate any surprises, one way or the other.
As far as BFT is concerned, as you recall, many, many months ago the army kind of put out a release for information that said that they were going to extend and raise the ceiling on our BFT contract. And for one reason or another this has taken time and time and months and months. I think, we don’t expect the 600 million that they talked about at that point, but it will be in the — certainly in the 6 figure millions of dollars that will be in — did I say 6 figure — I am sorry — 3 figures in the millions of dollars, and it should happen very, very soon.
<Q — Tim Quillin>: Thank you.

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

Operator: Thank you. We’ll take our next question from Jim McGillivary with Merriam. Please go ahead.
<Q>: Yeah. Thank you. Good morning.
<A — Fred Kornberg>: Good morning.
<Q>: Mike, can you quantify what you categorize as the temporary cost reduction measures that CPI undertook, that is — what on an annual basis were those cost reductions?
<A — Michael Porcelain>: Unfortunately, Jim, I am not going to give a precise number. I think I have to respect that CPI is a publicly traded company, and they have to put out an amount. I would just say, if you look at the run rates versus their guidance versus even what they did in the quarter, it’s certainly somewhere between 0 and $10 million is really the right way to look at it, just based on the numbers, but it’s certainly a number of size to talk about and we feel it’s important to point it out to you that going forward, it’s going to be a forward lowered basis. I would also point to you that I believe in may be perhaps their proxy or somewhere else, I think they talked about management themselves taking a pretty significant reduction in salary. And I think you could probably go and sort of calculate those numbers, but I don’t have a precise number here.
<Q>: Okay. And it’s a good assumption that the interest expense that CPI is paying just completely that goes way, you guys retire all of that debt, it just goes to zero?
<A — Michael Porcelain>: Yes, sir.
<Q>: Great. R&D expenses, I know it’s going to be difficult to talk about CPI on a standalone basis, but is it reasonable to think that the R&D expenses associated with the CPI businesses goes up versus current levels or is that included in the temporary cost reduction measures that I asked about earlier?
<A — Fred Kornberg>: That’s speaking for CPI management that we’ve always believed that R&D is an important expense for a company. I think we, as a strategy, will probably see an increase in the R&D for both companies.
<Q>: Okay, great. And then CapEx for CPI is around 3, $3.5 million. Is there — has there been under-funding of that over the past couple of years? Would that go up or is that a stable amount going forward?
<A — Michael Porcelain>: Yeah, actually a few years ago, CPI completed a very large expansion of their Canadian facility up in Georgetown, Ontario. So they really may have a real topnotch, very modernized facility up there. The remaining CapEx that exist, I think, again on a standalone basis, I think that’s probably going to be the same and similar amounts that they would continue to spend for the last couple of years. As part of the acquisition consolidation plan, we might have some one-time, a few million dollars here or there in terms of new purchase equipment to do some consolidation and upgrading, but I would certainly not put the phrase, material, on it. So I think the way I would guide you is, if you look at our Cap Expense spending today and CPI spending today, I think it’s a good proxy for the combined company at this point.
<Q>: Okay. And lastly, Jerome, you talked about the FLAPS program. Did you highlight that one just to show that they do have some growth initiatives out there, and there are others that you didn’t speak about, or is that — is that like the only big growth initiative that’s out there and so you wanted to highlight it?

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

<A — Jerome Kapelus>: No, we believe that there are a number of areas of expansion at CPI. They’ve evolved — they are doing some interesting work within their Radar group as far as some transmitters and some control components, and we believe it was helpful to provide some highlights with respect to the Antenna businesses, because it does have the opportunity for some significant growth over time. And by itself, if they are able to achieve some of their goals that they have achieved, and they are in discussion and working with a number of top tier U.S. primes, they are well positioned to, in fact, see a meaningful growth in that business, and as a result we thought it would be beneficial to share, because we’re very excited by it and the CPI management team has spent the last 2 years working very closely with that management team to ensure that they’ve got the infrastructure in place to address some of the growth opportunities.
<Q>: Okay, very good. Thank you, and good luck.
<A — Jerome Kapelus>: Thank you.
Operator: Thank you. We’ll take our next question from Tyler Hojo with Sidoti & Company. Please go ahead.
<Q — Tyler Hojo>: Good morning. A question just about the after-market portion of the, I guess, we’ll call it the legacy Comtech RF business.
<A — Michael Porcelain>: Are you referring to our existing solid-state business, Tyler?
<Q — Tyler Hojo>: Yeah. That’s correct. And you guys stated in the prepared remarks and in the press release that CPI has got about 40% after-market and I’m just trying to figure that out relative to kind of the existing business.
<A — Michael Porcelain>: Sure, Tyler. I’m not sure if perhaps I misspoke, but what we said was approximately 40% of CPI’s total revenues consist of recurring revenues from spares and repairs. So that’s where that 40% number comes to. As we look forward, our existing amplifier segment will remain and will be and CPI’s business will be added right to it, and as Fred mentioned, they’re very complementary product lines and they’re not going away.
<Q — Tyler Hojo>: But in regards to the existing Comtech business today, I mean how much after-market or spares do you kind of get from the existing business?
<A — Fred Kornberg>: From our existing business we don’t see anywhere near the percentage that CPI has experienced in the last few years. I think more in terms of probably 5 to 10%.
<Q — Tyler Hojo>: Okay. Got you. All right. And it’s safe to say that that’s kind of incremental margin business relative to kind of what you do today?
<A — Fred Kornberg>: Yes, that’s true, and our remaining businesses, really half tube amplifiers and half solid-state, so it’s quite different than CPI’s.
<Q — Tyler Hojo>: Okay. All right. Very good. And then just in regards to some of the — I think it was the long-term commentary on growth prospects, I think you said CPI growing at about 3% longer term. My question just relates to, if that contemplates kind of the bump-up in R&D that you are looking to kind of invest in the business?

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

<A — Fred Kornberg>: No, no, certainly not in the near-term. We will be investing more R&D, I think than probably historically has happened at CPI, but I think we’re looking at 3% growth or something in the near-term and we’ll see what happens in the long-term. Certainly, as Jerome pointed out, in the FLAPS antenna area that could be a very high growth area for us and could change things.
<Q — Tyler Hojo>: Okay, very good. And then just lastly from me, when you guys reported your last quarter, you kind of alluded to the fact that you thought you might announce something on the acquisition front within the coming months. I was just curious if this was actually what you had in mind or was it something else?
<A — Fred Kornberg>: No, actually we’ve — we’ve been working on this acquisition, one could say, a number of years. We’ve been in contact with CPI on and off for 3 years, so this has finally culminated in the last, I would say, 3 to 4 months.
<Q — Tyler Hojo>: Great. Thanks a lot.
Operator: Thank you. We’ll take our next question from Mark Jordan with Noble Financial. Please go ahead.
<Q — Mark Jordan>: Good morning, gentlemen. I guess, Michael, a question for you. You talked about the EBITDA presentation being coming more important with this acquisition versus GAAP earnings. I have a question, are you also going to calculate and present a kind of pro forma earnings number excluding GAAP-related acquisition charges moving forward?
<A — Michael Porcelain>: Yeah, my assumption at this point, we haven’t put pen to paper yet, but I certainly think, Mark, it’s probably going to be a meaningful statistic certainly for the first year, so folks really understand the earnings power and cash flow generation that we expect to get from this acquisition.
<Q — Mark Jordan>: Okay. Talking about the amplifier market, obviously, there’s a — if you look at it top-down, you’ve got the captive and merchant segments of the marketplace. Could you give an updating of how you see that split versus in-house versus outsourced amp manufacturing? And on that merchant segment what do you think your combined companies will command?
<A — Fred Kornberg>: Mark, we don’t have good statistics with respect to that, and I — just to be clear, are you trying to understand that the sales that are directly to the US government, this is those that are through primes?
<Q — Mark Jordan>: No, again, what I was referring to was that if you are looking at manufacturers of amplifiers, the large primes, what percent of the market do they do in-house and what percent is being done by sort of independent manufacturers like yourselves —
<A — Fred Kornberg>: Sure.
<Q — Mark Jordan>: ... in kind of — and what kind of share do you have in that independent category with the combined companies?
<A — Jerome Kapelus>: Yeah, Mark, one proxy for us that we are very familiar with is in our Comtech PST product line where we believe that approximately 90% of the cost of the vendors are in fact in-house captive to the primes. As you can imagine, all the major primes have over the years

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and decades really had solid state and then overall power amplifier capabilities. And as a result, each one of these primes has the ability to do this in-house.
As far as the non-prime market, there are certainly numerous vendors who do it and pretty broad based. So we don’t have any particular statistics with respect to that other than to tell you that there are a broad range of large companies and small companies that design and invest in manufactured amplifiers across the markets that we address.
<Q — Mark Jordan>: Okay. A final question relative to Blue Force Tracking and the expected ceiling increase. When you got MTS you were able to say that you did expect — you had some visibility on near-term orders. With this BFT ceiling increase, do you have that similar view of pending orders and do you have a sense of what hardware specifically the army may buy? Would they potentially buy next generation hardware under this ceiling increase?
<A — Fred Kornberg>: I think we — Mark, we don’t expect the next generation hardware to be bought under either one of these ceiling increases. However, we do expect almost immediately orders in the 25 to $30 million area for hardware, for both MTS and BFT, very shortly.
<Q — Mark Jordan>: Okay. Thank you very much.
Operator: Thank you. We will take our next question from Chris Quitty with Raymond James. Please go ahead.
<Q — Chris Quitty>: Good morning, gentlemen. Just wanted to double check. If I remember correctly, the Comtech PST business was all solid state. XICOM was a combination of solid state and VEDs. First of all, was that correct? And second of all, XICOM, where did they source their VEDs from? I think you did a combination of CPI and other vendors?
<A — Fred Kornberg>: The first — I guess, the first answer to your question is it’s primarily solid state at our CPST or power systems technology area. And as far as XICOM is concerned, I think their business is mostly tube amplifiers. I’d say the solid-state is somewhere in the — probably in the 10, 15% area. So, most of it is really tubes. As far as sourcing the tubes for XICOM, I think XICOM sources their tubes from a number of suppliers, some at CPI, but mostly outside of CPI.
<Q — Chris Quitty>: Okay. So there is obviously an opportunity to internalize to the degree that you have the specific design parameters you need for those customer programs?
<A — Fred Kornberg>: No, not really. We expect to continue to provide customers essentially what they want and if they necessarily want a tube, which is not a CPI tube, we would supply that tube.
<Q — Chris Quitty>: Okay. A question for you, Mike, in terms of where this all get segmented. Does the entire acquisition fall into the RF amplifier segment, or do you do something like pull out the Malibu business and put it in telecom or mobile data?
<A — Michael Porcelain>: Yeah, sure, Chris, very good question. Similar to what CPI did, the Malibu business is quite small in terms of revenue and even on a combined basis, our plan at this point is that all of the revenue and earnings from CPI, the business lines will go in the RF amplifier segment. We haven’t made a decision on where their corporate cost may go. I mean, certainly in the first few years of the transaction, there’s going to be some duplicative functions for a while and we would have eventually expect those folks to move over into respective business lines through — just people normally leaving jobs and so forth, like that. But right now, we need to figure out where

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that piece goes and we don’t see it going away per se, but we are not sure where we are going to classify it just yet.
<Q — Chris Quitty>: Okay. And a clarification that 18 to $22 million worth of transaction expenses, does that include anticipated costs for facility closures and whatnot, or are those just the specific transaction costs?
<A — Michael Porcelain>: Yeah. Chris, I would say a very small amount, a small portion, certainly, let’s say, less than 20% of that 18 to $22 million really represents incremental cash cost relative to the transaction of 472.3 million. A lot — some of these costs that unfortunately, and I say unfortunately because to me it’s just weird, but the new accounting requirements take a portion of that purchase price and require us to expense it in the P&L. So for existence included in the $472.3 million acquisition price is the acceleration of stock options, which will happen pursuant to the purchase agreement. Those costs are included in the $472.3 million number, but we need to expense the fair market value of that in the P&L. So yeah, I would not — I would not want anyone want to make the mistake that 18 to $22 million is per se incremental and cash, a lot of that is non-cash charges. However, to your point, pick the number, 20 to 25% of that is cash and the rest is really non-cash. When I say non-cash it’s already included in the $472.3 million purchase price.
<Q — Chris Quitty>: Okay. But does it include facility closures, lease write-downs, and that portion of the physical — the operating restructuring activities?
<A — Michael Porcelain>: Yes, it’s our first stab at doing that, yes.
<Q — Chris Quitty>: Okay. Just wanted to make sure. And any update — I think you had talked at least 6 months ago about possibly this summer getting a final source selection on a BFT-2, is that still possible?
<A — Fred Kornberg>: It’s really very difficult to predict right now as an update. We’ve submitted our proposals to BFT. The Army’s come back with some questions, which we will be answering probably in fact by this Friday, and their evaluation period continues. So it’s difficult for us really at this point to predict when the Army will make that decision.
<Q — Chris Quitty>: Okay. And final question here, with your stock trading closer to 4 times EBITDA and you’re paying maybe 6.5, 6.8 times, what was the consensus next year for CPI? I mean, why not push for all-cash transaction or was their requirement on the other side that they wanted the stock?
<A — Michael Porcelain>: Chris, I think, certainly we redeployed a large portion of our cash. We do have additional acquisition targets that we hope to redeploy some of that cash towards. So I think keeping that in mind the way I would tell you to think about it is that any deal needs to work for the shareholders on both sides, and so when you line up the structure that we did, it was the outcome of the negotiation process between the parties and I think both parties view the stock and cash combination as very favorable towards each other.
<Q — Chris Quitty>: Okay. And is there a lock-up on that stock?
<A — Michael Porcelain>: There are certain restrictions for Cypress shareholders as part of the voting agreement, which will be filed with the SEC, I believe, after the market closes today.
<Q — Chris Quitty>: So the typical type of mark-up we would expect?

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Comtech Telecommunications Corp. Company ▲	CMTL Ticker ▲	Acquisition of CPI International Inc. by Comtech Telecommunications Corp. Call Event Type ▲	May 10, 2010 Date ▲

<A — Michael Porcelain>: Yes.
<Q — Chris Quitty>: Okay. Thanks guys.
Operator: Thank you. We’ll take a follow-up from Tim Quillin with Stephens Inc. Please go ahead.
<Q — Tim Quillin>: Thank you for taking my follow-up. First of all, do you have any expectations of revenue by market for CPI?
<A — Michael Porcelain>: No, I think, CPI and Comtech have different analysis of what may constitute a radar or electronic warfare system, so certainly from our perspective we don’t really view those things as meaningful to Comtech that something the way CPI managed it uniquely to them. We certainly look at this as a RF amplifier type of a business and we’re going to be looking at it much more globally and probably not providing any specific revenue numbers by market at all.
<Q — Tim Quillin>: Okay, that’s fair. And you had mentioned some strength in satellite earth station bookings during your most recently completed quarter. Can you give us a flavor of the composition of that? Are you seeing a rebound in commercial markets, are your international customers finding capital to make purchases, or what do you think is driving that strength?
<A — Michael Porcelain>: Yeah, I think you certainly see other companies reporting rebounds in bookings from the commercial side of the business due to the strength in the economy. We, again — I will say it this way, it’s the highest amount of bookings that we all year along, but we’ll provide that color on our next conference call.
<Q — Tim Quillin>: Okay. Okay. And then just lastly, and Fred you talked about this, but the BFT-2 award timing, I mean the sort of the BFT ceiling sounds like it’s going to be pretty large. I mean, does that imply that the BFT-2 award could still be a year away or what kind of feedback are you are getting from the customer? Do you still feel as confident that you are going to retain that BFT-2 business? Thank you.
<A — Fred Kornberg>: I think we are still very, very confident, but certainly to answer your question, it’s not going to be more than a year. I think we expect the BFT-2 competition to end probably — certainly before the end of the year, and it could be as early as, let’s say, June and July.
<Q — Tim Quillin>: Okay. Thank you.
Operator: Thank you. We’ll take our last follow-up question from Jim McGillivary with Merriam. Please go ahead.
<A — Fred Kornberg>: Jim?
<Q>: I am sorry. I am sorry. Excuse me. Thanks again. So on the defense side of CPI’s business, are those sold to U.S. primes for the U.S. DoD or U.S. and international primes for the U.S. DoD, or does it just go directly to DoD?
<A — Jerome Kapelus>: In many cases, Jim, it goes through primes. There are some sales directly to the U.S. government. But in fact the CPI also does sell to international governments.
<Q>: So there is no need to get the approval of U.S. DoD for this transaction?

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<A — Jerome Kapelus>: There are particular filings related to any acquisitions with companies selling into the Department of Defense.
<Q>: Okay. Great. And then, is it — over time does the vacuum market just go away and get replaced by solid state or is that something that’s contemplated in that 3% near-term growth rate expectation?
<A — Fred Kornberg>: No. I think, Jim, as I mentioned in my portion of the presentation, I think, you can assume that the low frequencies and low power areas will continuously be eroding the tube business on the — on the low side and as you probably have seen a lot of the high power and new frequency bands, which are going higher into Ku, Ka and even D-band, which are — going into like 30 gigahertz frequency range, those will require tubes. So tubes will be around for a long while.
<Q>: Okay, great. And then lastly, Fred, can you just clarify what you were saying about the BFT ceiling hike? I was — I had difficulty understanding what you meant by 3 figure hundreds of million?
<A — Fred Kornberg>: Yeah, that was quite a number but it isn’t that high. I think maybe I can give you as a reference that it’s certainly over a $100 million.
<Q>: Okay. Great. That’s helpful. Thanks a lot.
Operator: Thank you. And now this time I would like to turn the conference back over to Comtech Telecommunications.
Company Representative

Well, just wanted to say, thanks everybody for joining our conference call this afternoon. We appreciate you listening in and as Fred may want to close here in term of any final comments.
Fred Kornberg, President and Chief Executive Officer

No comments. Just want to thank everyone for joining us today and we certainly look forward to speaking you in the first week of June.
Operator: This concludes today’s teleconference. You may disconnect any time. Thank you and have a great day.
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